SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:

PSG Capital Management Trust

ADDRESS OF PRINCIPAL BUSINESS OFFICE:

8161 Maple Lawn Boulevard, Suite 400, Maple Lawn, Maryland  20759

TELEPHONE NUMBER:

(301) 543-6000

NAME AND ADDRESS OF AGENT FOR

SERVICE OF PROCESS:

Paracorp Incorporated

2140 S Dupont Highway

Camden, DE  19934

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

/X/Yes

/ /No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the sole Trustee of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Maple Lawn and State of Maryland on this 20th day of January, 2012.

ATTEST:	PSG Capital Management Trust

/s/ Lauren Gretchen	/s/ Robert H. Carson
By: Lauren Gretchen, Secretary	By: Robert H. Carson, Sole Trustee